UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): April 29, 2015

ASHLAND INC.

(Exact name of registrant as specified in its charter)

Kentucky
(State or other jurisdiction of incorporation)

1-32532	20-0865835
(Commission File Number)	(I.R.S. Employer Identification No.)

50 E. RiverCenter Boulevard
P.O. Box 391
Covington, Kentucky 41012-0391
Registrant’s telephone number, including area code (859) 815-3333

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition

On April 29, 2015, Ashland Inc. ("Ashland") announced preliminary second quarter results, which are discussed in more detail in the news release (the "News Release") attached to this Current Report on Form 8-K ("Form 8-K") as Exhibit 99.1, which is incorporated by reference into this Item 2.02.

Item 7.01. Regulation FD Disclosure

On April 29, 2015, Ashland will make available the News Release, a slide presentation and prepared remarks on the "Investor Center" section of Ashland's website located at http://investor.ashland.com. A copy of the slide presentation and the prepared remarks are attached to this Form 8-K as Exhibits 99.2 and 99.3, respectively, and are incorporated herein solely for purposes of this Item 7.01 disclosure.

Item 9.01. Financial Statements and Exhibits

(d)   Exhibits
99.1   News Release dated April 29, 2015.
99.2   Slide Presentation dated April 29, 2015.
99.3   Prepared Remarks dated April 29, 2015.

In connection with the disclosure set forth in Items 2.02 and 7.01, the information in this Form 8-K, including the exhibits attached hereto, is being furnished and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of such section. The information in this Form 8-K, including the exhibits, shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any incorporation by reference language in any such filing. This Form 8-K will not be deemed an admission as to the materiality of any information in this Form 8-K that is required to be disclosed solely by Regulation FD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

	ASHLAND INC.
	(Registrant)

April 29, 2015	/s/ J. Kevin Willis
	J. Kevin Willis
	Senior Vice President and
	Chief Financial Officer

EXHIBIT INDEX

99.1   News Release dated April 29, 2015.

99.2   Slide Presentation dated April 29, 2015.

99.3   Prepared Remarks dated April 29, 2015.

Exhibit 99.1

News Release



April 29, 2015

Ashland Inc. reports preliminary financial results for second quarter of fiscal 2015

- *Earnings from continuing operations total $1.39 per diluted share*
- *Adjusted earnings from continuing operations grow 33 percent, to $2.03 per diluted share*
- *Adjusted EBITDA rises nearly 11 percent, to $301 million; adjusted EBITDA margin climbs 470 basis points to 22.3 percent*
- *Substantially all of the $200 million in annual run-rate savings from global restructuring now captured*
- *Board approves new $1 billion share repurchase authorization*

COVINGTON, Ky. – Ashland Inc. (NYSE: ASH), a global leader in specialty chemical solutions for consumer and industrial markets, today announced preliminary[1] financial results for the fiscal second quarter ended March 31, 2015.

Quarterly Highlights

(in millions except per-share amounts)	Quarter Ended Mar. 31			
		2015		2014
Operating income (loss)	$	193	$	(64)
Key items*		25		247
Adjusted operating income*	$	218	$	183
Adjusted EBITDA*	$	301	$	272
Diluted earnings (loss) per share				
From net income	$	3.26	$	(0.57)
From continuing operations	$	1.39	$	(0.78)
Key items*		0.64		2.31
Adjusted EPS from continuing operations*	$	2.03	$	1.53
Cash flows provided by operating activities from continuing operations	$	47	$	175
Free cash flow*		4		124

* See Tables 5, 6 and 7 for Ashland definitions and U.S. GAAP reconciliations.

Ashland reported earnings from continuing operations of $95 million, or $1.39 per diluted share, on sales of $1.35 billion. These results included five key items that together reduced income from continuing operations by approximately $43 million, net of tax, or $0.64 per diluted share. Excluding the five key items, Ashland's adjusted income from continuing operations was $138 million, or $2.03 per diluted share. (Please refer to Table 5 of the accompanying financial statements for details of key items.)

For the year-ago quarter, Ashland reported a loss from continuing operations of $61 million, or $0.78 per diluted share, on sales of $1.5 billion. There were five key items in the year-ago quarter that, on a combined basis, reduced income from continuing operations by $181 million after tax, or $2.31 per share. Excluding those five items, Ashland's adjusted income from continuing operations was $120 million, or $1.53 per share.

For the remainder of this news release, financial results have been adjusted to exclude the effect of key items in both the current and prior-year quarters. On this basis, Ashland's results as compared to the year-ago quarter were as follows:
- Sales revenue fell 13 percent, largely as a result of divestitures and foreign exchange rates; excluding these headwinds, sales declined 3 percent;
- Despite this revenue decline, mix improvements resulted in profit growth;
- Selling, general and administrative (SG&A) costs declined 9 percent, to $239 million, as a result of the global restructuring and foreign exchange;
- Operating income grew 19 percent to $218 million;
- Earnings before interest, taxes, depreciation and amortization (EBITDA) increased nearly 11 percent to $301 million; and
- EBITDA as a percent of sales increased 470 basis points to 22.3 percent.

"Since I joined the Ashland team in January, we have focused on three core priorities," said William A. Wulfsohn, Ashland chairman and chief executive officer. "Our first priority has been to deliver our near- and mid-term financial targets. In the quarter, the Ashland team continued to execute at a high level as is evidenced by our solid earnings and margin growth. Ashland's strong EBITDA growth was driven by aggressive cost control, by taking focused actions to improve sales mix and by maintaining a disciplined approach to pricing in the context of considerable input cost volatility. After much difficult work over the past year, the team has now captured substantially all of the expected $200 million in annualized run-rate cost savings from the global restructuring program."

He added: "Our second core priority has been to continue the journey to reposition our portfolio to focus on the core segments where Ashland delivers highly differentiated, value-added products to customers."

As examples, he pointed to Ashland Specialty Ingredients, where higher-margin pharmaceutical and hair-care lines grew volume by 7 percent and 12 percent, respectively. Meanwhile, Ashland Performance Materials reported another quarter of good volume growth in composites, including unique products such as Derakane™ epoxy vinyl ester resin. At Valvoline, continued growth in premium-brand lubricant sales, store expansion at Valvoline Instant Oil Change℠ and lower raw-material costs helped drive record profits.

Wulfsohn said Ashland's third core priority, given its strong balance sheet, has been to effectively allocate capital through targeted investments in organic growth opportunities and through share repurchases. For example, the company recently announced an important capacity expansion at its manufacturing facility in Hopewell, Virginia, to support increased demand from customers in the high-growth personal care and coatings end markets, where Specialty Ingredients' products add considerable value. In addition, Ashland continued to return cash to shareholders in the second quarter through its previously announced $270 million accelerated stock repurchase (ASR) program. The company received 1.9 million shares up front and expects to receive the remaining shares prior to the program's expiration on July 31, 2015. Upon completion of the ASR, Ashland will have finished its previously announced $1.35 billion share repurchase authorization. As a result, Ashland today announced that its board has approved a new $1 billion authorization that expires December 31, 2017.

"This new stock repurchase authorization reflects the board's continued confidence in Ashland's strategic direction and the cash-generating capabilities of the assets," Wulfsohn said. "At this time, we believe Ashland stock remains undervalued and represents an attractive investment opportunity."

Business Segment Performance
To aid understanding of Ashland's ongoing business performance, the results of Ashland's business segments are described below on an adjusted basis and EBITDA, or adjusted EBITDA, is reconciled to operating income in Table 7 of this news release.

Within Specialty Ingredients, improved business and product mix, as well as continued strong cost discipline, led to a 9 percent increase in EBITDA, to $142 million. EBITDA margin increased 370 basis points, to 24.4 percent. Savings from the global restructuring program contributed to a 10 percent decline in SG&A expenses. Overall sales declined 7 percent, to $583 million, primarily due to currency headwinds, weak energy markets and exited product lines. Within consumer, Ashland's sales grew a currency-adjusted 2 percent as good demand for Ashland's patented oral- and hair-care applications was partially offset by weakness in skin care. Pharmaceutical volumes grew 7 percent. On the industrial side, excluding energy, overall volumes were flat and currency-adjusted sales fell 1 percent. However, adhesives posted another good quarter, with volumes increasing 2 percent from prior year. In addition, we continue to see increased demand within the coatings market, where volume grew 2 percent, primarily due to the completion in late February of the first phase of expansion at our hydroxyethylcellulose (HEC) facility in Nanjing, China.

Looking ahead to the fiscal third quarter, Specialty Ingredients expects continued growth in the high-value-add, higher-margin areas of the business. However, the commercial unit expects to face headwinds from currency, continued weakness in energy markets and exited product lines. Specialty Ingredients expects third-quarter sales to be in the range of $600-$620 million. Continued mix improvement, higher margins and cost discipline should lead to estimated EBITDA margin of 24-24.5 percent.

At Performance Materials, good growth in composites volume, combined with lower input and manufacturing costs, helped drive a 350-basis-point increase in EBITDA margin, to 15.4 percent. It is important to note that the prior-year quarter included a combined $13 million in EBITDA from the elastomers division and the ASK Chemicals joint venture that were divested later in the year. Sales declined 31 percent, to $286 million, as a result of divestitures, currency headwinds and lower butanediol (BDO) volume and pricing within intermediates and solvents (I&S). Adjusting for these factors, sales declined 5 percent. Composites volume grew in most major regions of the world, including Europe, where the company is beginning to see signs of improvement. I&S sales declined from prior year due to lower volumes, softer butanediol pricing and currency headwinds.

Looking to the fiscal third quarter, Performance Materials expects to see continued growth in composites volume, although some margin compression is likely due to rising raw-material costs in some regions. In addition, the combination of declining BDO prices, a planned turnaround at one of Ashland's I&S plants, and an unplanned shutdown at another I&S plant, is expected to reduce EBITDA margin in the third quarter.

Valvoline turned in a strong performance as improved mix and lower raw-material costs led to higher profitability and margins in the second quarter. EBITDA rose 18 percent, to $106 million, and EBITDA as a percent of sales was 22.0 percent, an increase of 410 basis points versus the prior year. Although three of Valvoline's four channels to market reported year-over-year volume gains, total sales declined 4 percent, to $481 million, primarily as a result of currency headwinds. Successful promotions drove volume growth in Do-it-Yourself (DIY). Valvoline Instant Oil Change (VIOC) reported same-store sales growth of nearly 7 percent at company-owned sites. Across the broader VIOC network, the total number of oil changes rose 7 percent, with 9 percent growth in premium oil changes. Within Valvoline's international channel, growth appeared to return as distributor destocking issues abated. Both volume and currency-adjusted sales in the international channel rose 2 percent. On a global basis, Valvoline's overall mix continued to improve, with premium-branded lubricant sales volume increasing to 40.7 percent from 37.1 percent a year ago.

Earlier this month, Ashland agreed to sell Valvoline's car-care products assets to Highlander Capital LLP. These assets include brands such as Car Brite™, Eagle One™ and Pyroil™. Also included in the sale are Valvoline-branded and private-label maintenance chemicals sold into the DIY channel. Proceeds from the sale of this non-strategic asset will be reinvested in generating more rapid, profitable growth within Valvoline's core lubricants business, such as through the continued expansion of the VIOC store base.

For the third quarter, Valvoline expects to continue benefitting from strong promotions across its U.S. channels as the summer driving season approaches. Good product and business mix should drive strong margins, although continued price adjustments will likely offset some of that strength.

Ashland's adjusted effective tax rate for the March 2015 quarter was 21 percent, or 300 basis points below the low end of our previous guidance due to discrete tax adjustments in the quarter. Ashland continues to expect its effective tax rate for fiscal 2015 to be in the range of 24-26 percent.

Asbestos Insurance Settlement
In January 2015, Ashland entered into a settlement agreement concerning certain insurance coverage for asbestos bodily injury claims. The company received $398 million in cash. As a result of the settlement agreement, Ashland recorded an after-tax gain of $120 million within discontinued operations. In addition, Ashland placed $335 million of the settlement funds received into a renewable annual trust restricted for the purpose of paying for ongoing and future litigation defense and claim settlement costs incurred in conjunction with asbestos claims.

Looking Ahead

As Ashland enters the second half of fiscal 2015, Wulfsohn said he is pleased with the company's progress.

"Ashland's performance through the first half of the fiscal year is the result of sound execution. Looking forward, we will continue to focus on cost control and prioritizing highly profitable, differentiated growth segments while sustaining effective capital allocation. We are playing to our strengths by focusing on the products and markets where we provide the most value to our customers. We continue to make incremental capital investments to expand product manufacturing capacity for some high-growth end markets. We also have divested less strategic segments, such as Valvoline's car-care products assets. We are pleased to have board authorization to continue our stock repurchase program as we believe this is currently the best use of our strong balance sheet and cash flow," Wulfsohn said.

Conference Call Webcast

Ashland will host a live webcast of its second-quarter conference call with securities analysts at 9 a.m. EDT Thursday, April 30, 2015. The webcast and supporting materials will be accessible through Ashland's website at http://investor.ashland.com. Following the live event, an archived version of the webcast and supporting materials will be available for 12 months.

Use of Non-GAAP Measures

This news release includes certain non-GAAP (Generally Accepted Accounting Principles) measures. Such measurements are not prepared in accordance with GAAP and should not be construed as an alternative to reported results determined in accordance with GAAP. Management believes the use of such non-GAAP measures assists investors in understanding the ongoing operating performance of the company and its segments. The non-GAAP information provided may not be consistent with the methodologies used by other companies. All non-GAAP amounts have been reconciled with reported GAAP results in Tables 5, 6 and 7 of the financial statements provided with this news release.

About Ashland

Ashland Inc. (NYSE: ASH) is a global leader in providing specialty chemical solutions to customers in a wide range of consumer and industrial markets, including architectural coatings, automotive, construction, energy, food and beverage, personal care and pharmaceutical. Through our three commercial units – Ashland Specialty Ingredients, Ashland Performance Materials and Valvoline – we use good chemistry to make great things happen for customers in more than 100 countries. Visit ashland.com to learn more.

- 0 -

C-ASH

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Ashland has identified some of these forward-looking statements with words such as "anticipates," "believes," "expects," "estimates," "is likely," "predicts," "projects," "may," "will," "should" and "intends" and the negative of these words or other comparable terminology. In addition, Ashland may from time to time make forward-looking statements in its annual report, quarterly reports and other filings with the Securities and Exchange Commission (SEC), news releases and other written and oral communications. These forward-looking statements are based on Ashland's expectations and assumptions, as of the date such statements are made, regarding Ashland's future operating performance and financial condition, the economy and other future events or circumstances. Ashland's expectations and assumptions include, without limitation, internal forecasts and analyses of current and future market conditions and trends, management plans and strategies, operating efficiencies and economic conditions (such as prices, supply and demand, cost of raw materials, and the ability to recover raw-material cost increases through price increases), and risks and uncertainties associated with the following: Ashland's substantial indebtedness (including the possibility that such indebtedness and related restrictive covenants may adversely affect Ashland's future cash flows, results of operations, financial condition and its ability to repay debt); the impact of acquisitions and/or divestitures Ashland has made or may make (including the possibility that Ashland may not realize the anticipated benefits from such transactions); the global restructuring program (including the possibility that Ashland may not achieve the anticipated revenue and earnings growth, cost reductions, and other expected benefits from the program), Ashland's ability to generate sufficient cash to finance its stock repurchase plans, severe weather, natural disasters, and legal proceedings and claims (including environmental and asbestos matters). Various risks and uncertainties may cause actual results to differ materially from those stated, projected or implied by any forward-looking statements, including, without limitation, risks and uncertainties affecting Ashland that are described in its most recent Form 10-K (including Item 1A Risk Factors) filed with the SEC, which is available on Ashland's website at http://investor.ashland.com or on the SEC's website at www.sec.gov. Ashland believes its expectations and assumptions are reasonable, but there can be no assurance that the expectations reflected herein will be achieved. Unless legally required, Ashland undertakes no obligation to update any forward-looking statements made in this news release whether as a result of new information, future events or otherwise.

(1) Preliminary Results
Financial results are preliminary until Ashland's Form 10-Q is filed with the SEC.

SM Service mark, Ashland or its subsidiaries, registered in various countries.
™ Trademark, Ashland or its subsidiaries, registered in various countries.

FOR FURTHER INFORMATION:

Investor Relations:
Jason Thompson
+1 (859) 815-3527
jlthompson@ashland.com

Media Relations:
Gary Rhodes
+1 (859) 815-3047
glrhodes@ashland.com

Ashland Inc. and Consolidated Subsidiaries   Table 1
STATEMENTS OF CONSOLIDATED INCOME
(In millions except per share data - preliminary and unaudited)

	Three months ended March 31		Six months ended March 31	
	2015	**2014**	**2015**	**2014**
Sales	$ 1,350	$ 1,545	$ 2,741	$ 2,977
Cost of sales	925	1,168	1,906	2,216
GROSS PROFIT	425	377	835	761
Selling, general and administrative expense	203	370	429	605
Research and development expense	25	36	50	63
Equity and other income (loss)	(4)	(35)	6	(14)
OPERATING INCOME (LOSS)	193	(64)	362	79
Net interest and other financing expense	40	41	81	83
Net gain (loss) on divestitures	(33)	1	(118)	6
INCOME (LOSS) FROM CONTINUING OPERATIONS				
BEFORE INCOME TAXES	120	(104)	163	2
Income tax expense (benefit)	25	(43)	27	(25)
INCOME (LOSS) FROM CONTINUING OPERATIONS	95	(61)	136	27
Income from discontinued operations (net of taxes)	129	17	121	39
NET INCOME (LOSS)	$ 224	$ (44)	$ 257	$ 66
DILUTED EARNINGS PER SHARE				
Income (loss) from continuing operations	$ 1.39	$ (0.78)	$ 1.95	$ 0.35
Income from discontinued operations	1.87	0.21	1.73	0.49
Net income (loss)	$ 3.26	$ (0.57)	$ 3.68	$ 0.84
AVERAGE COMMON SHARES AND ASSUMED CONVERSIONS	69	78	70	79
SALES				
Specialty Ingredients	$ 583	$ 629	$ 1,144	$ 1,209
Performance Materials	286	413	623	779
Valvoline	481	503	974	989
	$ 1,350	$ 1,545	$ 2,741	$ 2,977
OPERATING INCOME (LOSS)				
Specialty Ingredients	$ 65	$ 61	$ 125	$ 113
Performance Materials	30	(35)	55	(22)
Valvoline	82	81	165	156
Unallocated and other	16	(171)	17	(168)
	$ 193	$ (64)	$ 362	$ 79

Ashland Inc. and Consolidated Subsidiaries   Table 2
CONDENSED CONSOLIDATED BALANCE SHEETS
(In millions - preliminary and unaudited)

		March 31 2015		September 30 2014
ASSETS				
Current assets				
Cash and cash equivalents	$	911	$	1,393
Accounts receivable		1,046		1,202
Inventories		714		765
Deferred income taxes		121		118
Other assets		110		83
Total current assets		2,902		3,561
Noncurrent assets				
Property, plant and equipment				
Cost		4,061		4,275
Accumulated depreciation		1,898		1,861
Net property, plant and equipment		2,163		2,414
Goodwill		2,480		2,643
Intangibles		1,188		1,309
Restricted investments		300		-
Asbestos insurance receivable		193		433
Equity and other unconsolidated investments		69		81
Other assets		501		510
Total noncurrent assets		6,894		7,390
Total assets	$	9,796	$	10,951
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities				
Short-term debt	$	233	$	329
Current portion of long-term debt		9		9
Trade and other payables		500		674
Accrued expenses and other liabilities		508		675
Total current liabilities		1,250		1,687
Noncurrent liabilities				
Long-term debt		2,943		2,942
Employee benefit obligations		1,415		1,468
Asbestos litigation reserve		677		701
Deferred income taxes		51		110
Other liabilities		441		460
Total noncurrent liabilities		5,527		5,681
Stockholders' equity		3,019		3,583
Total liabilities and stockholders' equity	$	9,796	$	10,951

Ashland Inc. and Consolidated Subsidiaries   Table 3
STATEMENTS OF CONSOLIDATED CASH FLOWS
(In millions - preliminary and unaudited)

	Three months ended March 31		Six months ended March 31	
	2015	**2014**	**2015**	**2014**
CASH FLOWS PROVIDED (USED) BY OPERATING ACTIVITIES				
FROM CONTINUING OPERATIONS				
Net income (loss)	$ 224	$ (44)	$ 257	$ 66
Income from discontinued operations (net of taxes)	(129)	(17)	(121)	(39)
Adjustments to reconcile income from continuing operations to cash flows from operating activities				
Depreciation and amortization	85	95	170	183
Debt issuance cost amortization	4	3	7	7
Purchased in-process research and development impairment	-	9	-	9
Deferred income taxes	(3)	(1)	(13)	(4)
Equity income from affiliates	(4)	(7)	(7)	(14)
Distributions from equity affiliates	7	-	10	6
Stock based compensation expense	8	9	15	17
Net loss (gain) on divestitures	33	(1)	118	(6)
Impairment of equity investments	14	46	14	46
Losses on pension plan remeasurements	9	105	9	105
Change in operating assets and liabilities (a)	(201)	(22)	(363)	(182)
Total cash provided by operating activities from continuing operations	47	175	96	194
CASH FLOWS PROVIDED (USED) BY INVESTING ACTIVITIES				
FROM CONTINUING OPERATIONS				
Additions to property, plant and equipment	(43)	(51)	(86)	(96)
Proceeds from disposal of property, plant and equipment	-	4	1	4
Purchase of operatons - net of cash acquired	-	(2)	-	(2)
Proceeds from sale of operations or equity investments	-	1	106	6
Funds restricted for specific transactions	(320)	-	(320)	-
Total cash used by investing activities from continuing operations	(363)	(48)	(299)	(88)
CASH FLOWS PROVIDED (USED) BY FINANCING ACTIVITIES				
FROM CONTINUING OPERATIONS				
Repayment of long-term debt	-	-	-	(12)
Proceeds (repayment) from short-term debt	(90)	87	(96)	93
Repurchase of common stock	(270)	-	(397)	-
Cash dividends paid	(23)	(26)	(46)	(53)
Excess tax benefits related to share-based payments	5	3	7	7
Total cash provided (used) by financing activities from continuing operations	(378)	64	(532)	35
CASH PROVIDED (USED) BY CONTINUING OPERATIONS	(694)	191	(735)	141
Cash provided (used) by discontinued operations				
Operating cash flows	361	13	277	20
Investing cash flows	12	(9)	10	(15)
Effect of currency exchange rate changes on cash and cash equivalents	(24)	1	(34)	(1)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(345)	196	(482)	145
Cash and cash equivalents - beginning of period	1,256	295	1,393	346
CASH AND CASH EQUIVALENTS - END OF PERIOD	$ 911	$ 491	$ 911	$ 491
DEPRECIATION AND AMORTIZATION				
Specialty Ingredients	$ 61	$ 60	$ 121	$ 120
Performance Materials	14	25	30	44
Valvoline	10	9	19	17
Unallocated and other	-	1	-	2
	$ 85	$ 95	$ 170	$ 183
ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT				
Specialty Ingredients	$ 28	$ 33	$ 51	$ 62
Performance Materials	4	6	10	13
Valvoline	8	7	18	13
Unallocated and other	3	5	7	8
	$ 43	$ 51	$ 86	$ 96

(a) Excludes changes resulting from operations acquired or sold.

INFORMATION BY INDUSTRY SEGMENT
(In millions - preliminary and unaudited)

	Three months ended March 31		Six months ended March 31	
	2015	**2014**	**2015**	**2014**
SPECIALTY INGREDIENTS				
Sales per shipping day	$ 9.3	$ 10.0	$ 9.2	$ 9.7
Metric tons sold (thousands)	82.7	87.4	162.6	169.1
Gross profit as a percent of sales (a)	31.7%	32.6%	32.2%	31.8%
PERFORMANCE MATERIALS				
Sales per shipping day	$ 4.5	$ 6.6	$ 5.0	$ 6.2
Metric tons sold (thousands)	118.3	153.4	247.8	291.3
Gross profit as a percent of sales (a)	22.7%	10.7%	19.8%	12.0%
VALVOLINE				
Lubricant sales (gallons)	40.5	39.6	79.5	78.2
Premium lubricants (percent of U.S. branded volumes)	40.7%	37.1%	39.6%	36.4%
Gross profit as a percent of sales (a)	36.1%	32.1%	34.7%	31.6%

(a) Gross profit as a percent of sales is defined as sales, less cost of sales divided by sales.

Ashland Inc. and Consolidated Subsidiaries

Table 5

RECONCILIATION OF NON-GAAP DATA - INCOME (LOSS) FROM CONTINUING OPERATIONS

(In millions - preliminary and unaudited)

	Three Months Ended March 31, 2015				
	Specialty Ingredients	Performance Materials	Valvoline	Unallocated & Other	Total
OPERATING INCOME (LOSS)					
Restructuring	$ (18)	$ -	$ -	$ -	$ (18)
Tax indemnity income	-	-	-	16	16
Losses on pension plan remeasurement	-	-	-	(9)	(9)
Impairment of equity investment	-	-	(14)	-	(14)
All other operating income	83	30	96	9	218
Operating income	65	30	82	16	193
NET INTEREST AND OTHER FINANCING EXPENSE				40	40
NET LOSS ON DIVESTITURES				(33)	(33)
INCOME TAX EXPENSE (BENEFIT)					
Key items				(15)	(15)
All other income tax expense				40	40
				25	25
INCOME (LOSS) FROM CONTINUING OPERATIONS	$ 65	$ 30	$ 82	$ (82)	$ 95

	Three Months Ended March 31, 2014				
	Specialty Ingredients	Performance Materials	Valvoline	Unallocated & Other	Total
OPERATING INCOME (LOSS)					
Restructuring	$ -	$ (20)	$ -	$ (67)	$ (87)
Impairment of ASK joint venture	-	(46)	-	-	(46)
Impairment of IPR&D assets	(9)	-	-	-	(9)
Losses on pension plan remeasurements	-	-	-	(105)	(105)
All other operating income	70	31	81	1	183
Operating income (loss)	61	(35)	81	(171)	(64)
NET INTEREST AND OTHER FINANCING EXPENSE				41	41
NET GAIN ON DIVESTITURES				1	1
INCOME TAX EXPENSE (BENEFIT)					
Key items				(80)	(80)
Discrete items				15	15
All other income tax expense				22	22
				(43)	(43)
INCOME (LOSS) FROM CONTINUING OPERATIONS	$ 61	$ (35)	$ 81	$ (168)	$ (61)

RECONCILIATION OF NON-GAAP DATA - FREE CASH FLOW
(In millions - preliminary and unaudited)

	Three months ended March 31		Six months ended March 31	
Free cash flow (a)	**2015**	**2014**	**2015**	**2014**
Total cash flows provided by operating activities from continuing operations	$ 47	$ 175	$ 96	$ 194
Adjustments:				
Additions to property, plant and equipment	(43)	(51)	(86)	(96)
Free cash flows	$ 4	$ 124	$ 10	$ 98

(a) Free cash flow is defined as cash flows provided by operating activities less additions to property, plant and equipment and other items Ashland has deemed non operational (if applicable).

Ashland Inc. and Consolidated Subsidiaries   Table 7
RECONCILIATION OF NON-GAAP DATA - ADJUSTED EBITDA
(In millions - preliminary and unaudited)

	Three months ended March 31			
Adjusted EBITDA - Ashland Inc.	**2015**		**2014**	
Net income (loss)	$	224	$	(44)
Income tax expense (benefit)		25		(43)
Net interest and other financing expense		40		41
Depreciation and amortization (a)		83		88
EBITDA		372		42
Income from discontinued operations (net of taxes)		(129)		(17)
Net loss on divestitures		33		-
Operating key items (see Table 5)		25		247
Adjusted EBITDA	$	301	$	272
Adjusted EBITDA - Specialty Ingredients				
Operating income	$	65	$	61
Add:				
Depreciation and amortization (a)		59		60
Key items (see Table 5)		18		9
Adjusted EBITDA	$	142	$	130
Adjusted EBITDA - Performance Materials				
Operating income (loss)	$	30	$	(35)
Add:				
Depreciation and amortization (a)		14		18
Key items (see Table 5)		-		66
Adjusted EBITDA	$	44	$	49
Adjusted EBITDA - Valvoline				
Operating income	$	82	$	81
Add:				
Depreciation and amortization		10		9
Key items (see Table 5)		14		-
Adjusted EBITDA	$	106	$	90

(a) Depreciation and amortization excludes accelerated depreciation of $2 million for Specialty Ingredients and $7 million for Performance Materials for the three months ended March 31, 2015 and 2014, respectively, which are displayed as key items within this table.

Exhibit 99.2

Second-Quarter Fiscal 2015 Earnings
April 29, 2015

ASHLAND

With good chemistry great things happen.™

Forward-Looking Statements

This presentation contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Ashland has identified some of these forward-looking statements with words such as “anticipates,” “believes,” “expects,” “estimates,” “is likely,” “predicts,” “projects,” ”forecasts,” “may,” “will,” “should” and “intends” and the negative of these words or other comparable terminology. In addition, Ashland may from time to time make forward-looking statements in its annual reports, quarterly reports and other filings with the Securities and Exchange Commission (SEC), news releases and other written and oral communications. These forward-looking statements are based on Ashland’s expectations and assumptions, as of the date such statements are made, regarding Ashland’s future operating performance and financial condition, the economy and other future events or circumstances. Ashland’s expectations and assumptions include, without limitation, internal forecasts and analyses of current and future market conditions and trends, management plans and strategies, operating efficiencies and economic conditions (such as prices, supply and demand, cost of raw materials, and the ability to recover raw-material cost increases through price increases), and risks and uncertainties associated with the following: Ashland’s substantial indebtedness (including the possibility that such indebtedness and related restrictive covenants may adversely affect Ashland’s future cash flows, results of operations, financial condition and its ability to repay debt), the impact of acquisitions and/or divestitures Ashland has made or may make (including the possibility that Ashland may not realize the anticipated benefits from such transactions), the global restructuring program (including the possibility that Ashland may not realize the anticipated revenue and earnings growth, cost reductions and other expected benefits from the program), Ashland's ability to generate sufficient cash to finance its stock repurchase plans, severe weather, natural disasters and legal proceedings and claims (including environmental and asbestos matters). Various risks and uncertainties may cause actual results to differ materially from those stated, projected or implied by any forward-looking statements, including, without limitation, risks and uncertainties affecting Ashland that are described in its most recent Form 10-K (including Item 1A Risk Factors) filed with the SEC, which is available on Ashland’s website at http://investor.ashland.com or on the SEC’s website at www.sec.gov. Ashland believes its expectations and assumptions are reasonable, but there can be no assurance that the expectations reflected herein will be achieved. Unless legally required, Ashland undertakes no obligation to update any forward-looking statements made in this presentation whether as a result of new information, future events or otherwise.

Regulation G: Adjusted Results

The information presented herein regarding certain unaudited adjusted results does not conform to generally accepted accounting principles in the United States (U.S. GAAP) and should not be construed as an alternative to the reported results determined in accordance with U.S. GAAP. Ashland has included this non-GAAP information to assist in understanding the operating performance of the company and its reportable segments. The non-GAAP information provided may not be consistent with the methodologies used by other companies. All non-GAAP information related to previous Ashland filings with the SEC has been reconciled with reported U.S. GAAP results.

Fiscal Second Quarter 2015
Highlights[1]





| Adj. EPS | $1.53 | $1.46 | $2.03 |



- Reported earnings per share (EPS) from continuing operations of $1.39
  - Adjusted earnings grew 33% to $2.03 vs. $1.53 per share in prior year
  - Fourth consecutive quarter of year-over-year adjusted EPS growth
- Adjusted EBITDA of $301 million, up 11% over prior year
- Currency and divestitures significant headwind to sales
- Achieved substantially all of the $200 million in annual run-rate savings from global restructuring
- Launched $270 million accelerated share repurchase
- In April, Ashland's board approved a new $1 billion share repurchase authorization

3

[1] Ashland's earnings releases dated April 29, 2015 and Jan. 26, 2015; available on Ashland's website at http://investor.ashland.com, reconciles adjusted amounts to amounts reported under GAAP.



Fiscal Second Quarter – Continuing Operations

Key Items Affecting Income

($ in millions, except EPS) Preliminary	Operating Income				Total		
2015	Ashland Specialty Ingredients	Ashland Performance Materials	Valvoline	Unallocated and Other	Pre-tax	After-tax	Earnings per Share
Restructuring	$ (18)				(18)	(17)	(0.25)
Impairment of equity investment			$ (14)		(14)	(14)	(0.21)
Tax indemnity income				$ 16	16	16	0.23
Losses on pension plan remeasurement				$ (9)	(9)	(7)	(0.10)
Loss on Divestiture					(33)	(21)	(0.31)
Total	$ (18)	$ -	$ (14)	$ 7	$ (58)	$ (43)	$ (0.64)
2014							
In Process R&D	$ (9)				$ (9)	$ (6)	$ (0.07)
Restructuring		$ (20)		$ (67)	(87)	(61)	(0.78)
ASK impairment		$ (46)			(46)	(29)	(0.37)
Losses on pension plan remeasurement				$ (105)	(105)	(70)	(0.89)
Tax adjustments					-	(15)	(0.20)
Total	$ (9)	$ (66)		$ (172)	$ (247)	$ (181)	$ (2.31)

– Excluding intangible amortization, adjusted EPS would have been 21 cents higher, or $2.24

ASHLAND.

Adjusted Results Summary[1]



($ in millions) Preliminary	Fiscal Second Quarter Three months ended March 31,			Three months ended Dec. 31,	
	2015	2014	Change	2014	Change
Sales	$ 1,350	$ 1,545	(13) %	$ 1,391	(3) %
Gross profit as a percent of sales	33.1 %	28.1 %	500 bp	29.4 %	370 bp
Selling, general and admin./R&D costs	$ 239	$ 263	(9) %	$ 243	(2) %
Operating income	$ 218	$ 183	19 %	$ 177	23 %
Operating income as a percent of sales	16.1 %	11.8 %	430 bp	12.7 %	340 bp
Depreciation and amortization	$ 83	$ 88	(6) %	$ 85	(2) %
Earnings before interest, taxes, depreciation					
and amortization (EBITDA)	$ 301	$ 272	11 %	$ 262	15 %
EBITDA as a percent of sales	22.3 %	17.6 %	470 bp	18.8 %	350 bp

- Normalized for currency and divestitures[2], sales decreased 3% from prior year

- Mix, margins and restructuring savings drove 470 basis-point increase in EBITDA margin

[1] Ashland's earnings releases dated April 29, 2015 and Jan. 26, 2015; available on Ashland's website at http://investor.ashland.com, reconciles adjusted amounts to amounts reported under GAAP.

[2] Divestitures includes guar powder and redispersable powders (RDP) product lines exited during prior four quarters.

ASHLAND.

Ashland Specialty Ingredients
Adjusted Results Summary[1]



($ in millions) Preliminary	Fiscal Second Quarter Three months ended March 31,			Three months ended Dec. 31,	
	2015	2014	Change	2014	Change
Metric tons sold (in thousands) - Actives basis	82.7	87.4	(5) %	79.9	4 %
Sales	$ 583	$ 629	(7) %	$ 561	4 %
Gross profit as a percent of sales	34.8 %	32.6 %	220 bp	32.7 %	210 bp
Selling, general and admin./R&D costs	$ 120	$ 134	(10) %	$ 124	(3) %
Operating income	$ 83	$ 70	19 %	$ 60	38 %
Operating income as a percent of sales	14.2 %	11.1 %	310 bp	10.7 %	350 bp
Depreciation and amortization	$ 59	$ 60	(2) %	$ 59	- %
Earnings before interest, taxes, depreciation					
and amortization (EBITDA)	$ 142	$ 130	9 %	$ 119	19 %
EBITDA as a percent of sales	24.4 %	20.7 %	370 bp	21.2 %	320 bp

- Volumes slightly up versus prior year, excluding energy

- Business and product mix, favorable costs and reduced SG&A, more than offset FX headwind leading to 370-basis-point improvement in EBITDA margin

6

[1] Ashland's earnings releases dated April 29, 2015 and Jan. 26, 2015 and 8-K dated July 3, 2014; available on Ashland's website at http://investor.ashland.com; reconcile adjusted amounts to amounts reported under GAAP.

ASHLAND.

Ashland Performance Materials
Adjusted Results Summary[1]



($ in millions) Preliminary	Fiscal Second Quarter Three months ended March 31,			Three months ended Dec. 31,	
	2015	2014	Change	2014	Change
Metric tons sold (in thousands)	118.3	153.4	(23) %	129.5	(9) %
Sales	$ 286	$ 413	(31) %	$ 338	(15) %
Gross profit as a percent of sales	22.7 %	15.5 %	720 bp	17.3 %	540 bp
Selling, general and admin./R&D costs	$ 35	$ 40	(13) %	$ 36	(3) %
Operating income	$ 30	$ 31	(3) %	$ 25	20 %
Operating income as a percent of sales	10.5 %	7.5 %	300 bp	7.4 %	310 bp
Depreciation and amortization	$ 14	$ 18	(22) %	$ 17	(18) %
Earnings before interest, taxes, depreciation and amortization (EBITDA)	$ 44	$ 49	(10) %	$ 42	5 %
EBITDA as a percent of sales	15.4 %	11.9 %	350 bp	12.4 %	300 bp

- 3% composites volume growth offset by elastomers divestiture and reduced I&S volumes

- Lower input costs drove margin improvement

[1] Ashland's earnings releases dated April 29, 2015 and Jan. 26, 2015 and 8-K dated July 3, 2014; available on Ashland's website at http://investor.ashland.com; reconcile adjusted amounts to amounts reported under GAAP.

ASHLAND.

Valvoline
Results Summary[1]



($ in millions) Preliminary	Fiscal Second Quarter Three months ended March 31,			Three months ended Dec. 31,	
	2015	2014	Change	2014	Change
Lubricant gallons (in millions)	40.5	39.6	2 %	38.9	4 %
Sales	$ 481	$ 503	(4) %	$ 492	(2) %
Gross profit as a percent of sales	36.1 %	32.1 %	400 bp	33.3 %	280 bp
Selling, general and admin./R&D costs	$ 84	$ 86	(2) %	$ 87	(3) %
Operating income	$ 96	$ 81	19 %	$ 83	16 %
Operating income as a percent of sales	20.0 %	16.1 %	390 bp	16.9 %	310 bp
Depreciation and amortization	$ 10	$ 9	11 %	$ 9	11 %
Earnings before interest, taxes, depreciation and amortization (EBITDA)	$ 106	$ 90	18 %	$ 92	15 %
EBITDA as a percent of sales	22.0 %	17.9 %	410 bp	18.7 %	330 bp

- Strong promotions and superior service model, combined with lower input costs, led to a record quarter for Valvoline segment earnings

- Pricing adjustments made during quarter; expected to continue in Q3 leading to lower margins

8

[1] Ashland's earnings releases dated April 29, 2015 and Jan. 26, 2015; available on Ashland's website at http://investor.ashland.com; reconcile adjusted amounts to amounts reported under GAAP.

ASHLAND.



Fiscal Second Quarter 2015

Corporate Items

- Adjusted effective tax rate of 21.0%
  - FY 2015 expectation remains at 24-26%
- Trade Working Capital[1] ended quarter at 19.1% of sales
- Capital expenditures totaled $43 million
  - Full-year 2015 expectation remains ~$275-$300 million
- Free cash flow[2] generation of $4 million
  - FY 2015 expectation now at $225-$250 million
- Liquidity remains strong at $2.1 billion with ~$900 million in cash
  - Almost all cash held outside the U.S.
- Trust established to pay for future asbestos related costs

[1] Trade Working Capital defined as trade accounts receivables plus inventories minus trade accounts payables; calculated on a 13-month rolling basis.
[2] Definition of free cash flow: operating cash less capital expenditures and other items Ashland has deemed non-operational.

ASHLAND.

Margin Profile Expectations
Update to FY 2015 and Long Term



Execution and cost control expected to drive strong earnings growth with ASH EBITDA margin exceeding 19% in 2015

Operating Segment	2014 Adjusted EBITDA %	Performance Drivers	2015 Adjusted EBITDA % Target	Expected Additional Long-term Margin Expansion (in bps)	Performance Drivers	Long-term Normalized EBITDA % Targets
Specialty Ingredients	21.2%	Growth in high-value-add areas and in emerging markets; cost efficiencies and SG&A savings; mix upgrades; somewhat offset by FX and energy	23.0 - 23.5 %	200 - 400	Growth through new technology focused on regional needs; enhanced customer service leading to improved value	25 - 27 %
Performance Materials	10.5%	Volume growth and margin management in composites; plant efficiency and cost-outs; offset by I&S headwind and FX	~10.0 %	0 - 100	New application development leading to volume growth; mix improvement; efficient use and optimization of assets; offset by I&S headwind	10 - 11 %
Valvoline	17.6%	25+ stores added to VIOC store count; Growth in target international markets; mix upgrade; favorable raw materials; improving domestic demand	~20.0 %	0 - 0	Continued volume increases in target high-growth international markets; additions to VIOC store count; continued mix upgrade	19 - 20 %

ASHLAND.



Appendix A:
Bridges

Ashland Q2 FY 2014 vs. Q2 FY 2015

Revenue Bridge

($ millions)
Preliminary



+0.4%
1,545
-3.0%
-4.7%
-5.3%
1,350
Q2 2014
Volume
Price
Currency
Acq/Div/ Other[1]
Q2 2015

- Volume growth across most end markets offset by currency headwinds and divestitures.
- Raw material pass through was primary driver to lower overall pricing

12

[1] Acq/Div/Other includes guar powder and redispersible powders (RDP) product lines exited during prior four quarters.

Adjusted EBITDA Bridge



($ millions)
Preliminary

Q2 2014	Volume/ Mix	Margin	SG&A Expenses	Currency Translation	Other	Q2 2015
272	10	38	7	(16)	(10)	301

- Volumes, mix, and margin contributed $48 million to EBITDA
- SG&A, driven by restructuring savings, resulted in $7 million tailwind

ASHLAND.





Ashland Specialty Ingredients

Adjusted EBITDA Bridge

($ millions)
Preliminary
Q2 FY 2014 versus Q2 FY 2015
130
7
9
8
(12)
0
142
Q2 2014
Volume/ Mix
Margin
SG&A Expenses
Currency Translation
Other
Q2 2015

- Strong mix, good margins, and reduced SG&A drove 9% YOY increase to EBITDA
- Currency, driven by Euro, was a $12 million headwind
  - Excluding this effect EBITDA grew 18% from prior year

14

ASHLAND.





Ashland Performance Materials

Adjusted EBITDA Bridge

($ millions)
Preliminary

Q2 FY 2014 versus Q2 FY 2015
49
(2)
17
(2)
(4)
(14)
44
Q2 2014
Volume/ Mix
Margin
SG&A Expenses
Currency Translation
Other
Q2 2015

- Lower input costs were primary driver to improved margins
- Other category reflects impact of ASK and elastomers divestitures

ASHLAND.

Adjusted EBITDA Bridge





($ millions)
Preliminary

Q2 FY 2014 versus Q2 FY 2015

		12	0		1	
	5				(2)	106
90						

Q2 2014 | Volume/ Mix | Margin | SG&A Expenses | Currency Translation | Other | Q2 2015

- Good volume, mix and lower input costs primary drivers to EBITDA growth
- Currency was moderate headwind

16

ASHLAND.



Appendix B: Volume Trends and Liquidity and Net Debt

Normalized Volume Trends[1]



110%
105%
100%
95%
90%
Rolling Four Quarters
Specialty Ingredients2
Performance Materials2
Valvoline
Mar '13
Jun '13
Sept '13
Dec '13
Mar '14
Jun '14
Sept '14
Dec '14
Mar '15
Period Ended

18

[1] Excludes volumes associated with elastomers for all periods. Includes volumes associated with ISP for all periods.
[2] ASI and APM reflect realignment of adhesives and intermediates and solvents for all periods.

ASHLAND.

Liquidity and Net Debt



($ in millions)

Liquidity	At Mar. 31, 2015
Cash	$ 911
Available revolver and A/R facility capacity	1,156
Liquidity	$ 2,067

Debt	Expiration	Interest Rate	Moody's	S&P	At Mar. 31, 2015
4.750% senior notes, par $1,125 million	08/2022	4.75%	Ba1	BB	$ 1,120
3.875% senior notes, par $700 million	04/2018	3.875%	Ba1	BB	700
3.000% senior notes, par $600 million	03/2016	3.000%	Ba1	BB	600
6.875% senior notes, par $375 million	05/2043	6.875%	Ba1	BB	376
A/R facility drawn[1]	08/2015	L+75			165
6.5% debentures, par $282 million	06/2029	6.500%	Ba2	B+	135
Revolver drawn[2]	03/2018	L+175	Ba1	BB	40
Other debt		Various			49
Total debt			Ba1/ Stable	BB/ Stable	$ 3,185
Cash					$ 911
Net debt (cash)					$ 2,274

[1] AR securitization facility with total borrowing capacity of $250 million; capacity as of Mar. 31, 2015 of $233 million

[2] $1.2 billion facility, including ~$72 million for letters of credit

Scheduled Debt Repayments by Fiscal Year



19



Appendix C:
Business Profiles
12 Months Ended March 31, 2015

Corporate Profile



Sales[1] - $5.9 Billion

By commercial unit



- Ashland Specialty Ingredients 41%
- Ashland Performance Materials 24%
- Valvoline 35%

By geography



- North America[2] 53%
- Europe 24%
- Asia Pacific 16%
- Latin America/Other - 7%

[1] For 12 months ended March 31, 2015.

[2] Ashland includes only U.S. and Canada in its North America designation.

Corporate Profile



Adjusted EBITDA[1] - $1.1 Billion



Ashland Performance Materials 15%

Ashland Specialty Ingredients 50%

Valvoline 35%

NYSE Ticker Symbol:	ASH
Total Employees:	~10,000
Outside North America	~30%
Number of Countries in Which Ashland Has Sales:	More than 100

[1] For 12 months ended March 31, 2015. See Appendix D for reconciliation to amounts reported under GAAP.

ASHLAND.

Ashland Specialty Ingredients
A global leader of cellulose ethers and vinyl pyrrolidones



Sales by Market[2]



- Nutrition & Other Consumer Specialties 9%
- Coatings 15%
- Construction 9%
- Pharma 15%
- Other Industrial Specialties 14%
- Personal Care 24%
- Adhesives 14%

Sales by Product



- PVP 18%
- Adhesive 12%
- Actives - 6%
- Vinyl Ethers 6%
- Guar - 3%
- Biocides – 4%
- Cellulosics 37%
- Other 14%

Sales by Geography



- Europe 33%
- Asia Pacific 18%
- Latin America/ Other - 10%
- North America 39%

For 12 Months Ended March 31, 2015
Sales: $2.4 billion
Adjusted EBITDA: $550 million[1]
Adjusted EBITDA Margin: 22.6%[1]

23

1 See Appendix D for reconciliation to amounts reported under GAAP.
2 Within the Sales by Market chart above, Industrial Specialties are presented in orange and Consumer Specialties are presented in blue.

ASHLAND.

Ashland Performance Materials

Global leader in unsaturated polyester resins and vinyl ester resins



Sales by Market



Transportation 22%
Electronics 4%
Other Process Industries 13%
Marine 12%
Construction: Infrastructure 6%
PU/TPU[2] 4%
Construction: Residential 11%
Construction: Industrial 28%

Sales by Product



Elastomers[3] 13%
Intermediates/Solvents 26%
Composites 61%

Sales by Geography



Europe 34%
Asia Pacific - 14%
North America 47%
Latin America/Other 5%

For 12 Months Ended March 31, 2015
Sales: $1.4 billion
Adjusted EBITDA: $170 million[1]
Adjusted EBITDA Margin: 11.9%[1]

24

[1] See Appendix D for reconciliation to amounts reported under GAAP.
[2] PU/TPU stands for Polyurethane and Thermoplastic Polyurethane.
[3] Includes sales only through December 1, 2014

ASHLAND.









Valvoline: A leading worldwide producer and distributor of premium-branded lubricants, automotive chemicals and car-care products

Sales
by Market
DIFM: Valvoline Instant Oil Change 18%
Valvoline International 29%
DIFM: Installer Channel 23%
Do-It-Yourself 30%

Sales
by Product
Lubricants 86%
Chemicals - 7%
Antifreeze 5%
Filters 2%

International Sales
by Region[2]
Australia 22%
Latin America/ Other – 19%
Asia Pacific ex Australia 36%
Europe 23%

For 12 Months Ended March 31, 2015

Sales: $2.0 billion

Adjusted EBITDA: $384 million[1]

Adjusted EBITDA Margin: 19.0%[1]

25

1 See Appendix D for reconciliation to amounts reported under GAAP.
2 Includes nonconsolidated joint ventures.

ASHLAND.



Appendix D: Non-GAAP Reconciliation



Ashland Inc. and Consolidated Subsidiaries

Reconciliation of Non-GAAP Data

for 12 Months Ended March 31, 2015

($ millions, except percentages)

Sales[1]	Q2 15	Q1 15	Q4 14	Q3 14	Total
Specialty Ingredients	583	561	635	653	2,432
Performance Materials	286	338	383	420	1,427
Valvoline	481	492	520	532	2,025
Total	1,350	1,391	1,538	1,605	5,884

Adjusted EBITDA[1]	Q2 15	Q1 15	Q4 14	Q3 14	Total	Adjusted EBITDA Margin
Specialty Ingredients	142	119	147	142	550	22.6%
Performance Materials	44	42	31	53	170	11.9%
Valvoline	106	92	87	99	384	19.0%
Unallocated	9	9	7	4	29	
Total	301	262	272	298	1,133	

[1] Quarterly totals may not sum to actual results due to quarterly rounding conventions. Calculation of adjusted EBITDA for each quarter has been reconciled within certain financial filings with the SEC and posted on Ashland's website for each reportable segment.

ASHLAND.

ASHLAND®

With good chemistry great things happen.™

Exhibit 99.3

Second Quarter Fiscal 2015 Earnings Prepared Comments

Ashland released results for the quarter ended March 31, 2015, at approximately 5 p.m. Eastern Time today. These results are preliminary until we file our Form 10-Q with the Securities and Exchange Commission. A copy of the news release, a slide presentation and these prepared remarks have been furnished to the SEC in a Form 8-K. These prepared remarks should be read in conjunction with the slides and earnings release.

We will host a conference call and webcast on Thursday, April 30, 2015, at 9:00 a.m. EST to discuss these results.

Slide 2: Forward Looking Statements, Regulation G: Adjusted Results

As shown on Slide 2, our remarks include forward-looking statements, as such term is defined under U.S. securities law.
We believe any such statements are based on reasonable assumptions, but cannot assure that such expectations will be achieved.
Please also note that we will be discussing adjusted results in this presentation.
We believe this enhances understanding of our performance by more accurately reflecting our ongoing business.

Slide 3: Highlights

Ashland's strong second-quarter performance reflects many of the same key themes from the first quarter. Sound execution, good business and product mix, strong margins, and cost discipline drove an 11 percent increase to adjusted EBITDA from a year ago. Although currency remained a significant headwind to both sales and earnings, each of Ashland's three commercial units reported year-over-year margin gains. This contributed to a 470-basis-point increase to Ashland's overall adjusted EBITDA margin, which climbed to 22.3 percent.

We are playing to our strengths by focusing on the products and market areas where we provide the most value to our customers. At the same time, we have now captured nearly all of the expected $200 million in annualized cost savings from our global restructuring, which in turn is helping to drive significant margin expansion.

Ashland reported GAAP earnings of $1.39 per share from continuing operations. After adjusting for key items, earnings per share from continuing operations were $2.03, a 33 percent increase over prior year. This marks the fourth consecutive quarter of year-over-year adjusted EPS growth, with an average increase of 24 percent over that period.

Adjusted EBITDA grew 11 percent from the year-ago quarter, to $301 million, driven by improved business and product mix, lower raw-material costs and reduced selling, general and administrative (SG&A) expenses. Normalizing for currency and divestitures, Ashland's sales declined 3 percent, largely from pricing adjustments due to lower feedstock costs.

In addition to our strong business performance in the quarter, Ashland continued to return cash to shareholders through our previously announced $270 million accelerated stock repurchase (ASR) program. We received 1.9 million shares up front and expect to receive the remaining shares prior to the program's expiration on July 31, 2015. Upon completion of the ASR, Ashland will have finished its previously announced $1.35 billion share repurchase authorization. As a result, the company today announced that the board of directors has approved a new $1 billion share repurchase authorization that will expire December 31, 2017.

Slide 4: Key Items Affecting Income

In total, five key items had a net unfavorable impact on EPS from continuing operations of $0.64 in the second quarter. These items were as follows:

1) $17 million after-tax charge related to restructuring activities at a manufacturing facility.
2) $14 million after-tax charge related to the impairment of Valvoline's equity investment in a Venezuelan joint venture. The impairment is due to the devaluation of the Venezuelan bolivar.
3) $16 million after-tax benefit from an acquisition-related tax indemnity settlement.
4) $7 million after-tax charge related to a non-U.S. pension plan re-measurement. This re-measurement is due to the exit from the plan of Ashland Water Technologies employees.
5) $21 million after-tax loss on divestitures, primarily related to the recently announced sale of Valvoline car-care products assets.

The year-ago quarter consisted of five key items with a net unfavorable impact on EPS from continuing operations of $2.31.

Slide 5: Adjusted Results Summary

Positive mix in each of Ashland's commercial units, lower input costs, disciplined pricing, and net savings from the global restructuring program drove an 11 percent increase in EBITDA versus prior year. This was in spite of significant currency headwinds which negatively affected sales by $73 million and earnings by $16 million. Versus prior year, both EBITDA and EBITDA margin have grown for four consecutive quarters, with year-over-year EBITDA growth averaging 10 percent over that period.

Slide 6: Ashland Specialty Ingredients – Adjusted Results Summary

Ashland Specialty Ingredients (ASI) Second-Quarter Performance Summary

Improved product mix and continued strong cost discipline drove higher earnings and margins for ASI. The commercial unit's results came in slightly ahead of our prior expectations, despite significant currency headwinds. EBITDA grew 9 percent (or 18 percent when normalizing for currency) as we saw good demand for some of our unique, higher-value-added products and continued cost savings from the global restructuring. Sales fell 7 percent as a result of currency (-5 percent), exited product lines (-1 percent), and weak North American energy markets. Better mix, combined with good manufacturing cost execution, led to a 220-basis-point increase in gross margin. EBITDA margin climbed 370 basis points to 24.4 percent, continuing our string of steady progress toward the long-term goal of 25-27 percent.

Consumer Specialties' sales were up 2 percent from prior year on a constant currency basis, with particular strength coming in pharmaceuticals, where sales grew 6 percent adjusted for currency translation. We're a leader in the fast-growing excipients market, where we have been investing in innovation and making great strides to move closer to customers. We've recently announced capacity additions to both our natural and synthetic product lines that should help us continue growing with our customers in this and other end markets. Personal care volumes grew 1 percent, as continued strength in the oral- and hair-care markets was partially offset by weak skin-care volumes. We see significant opportunities within these core markets and received very positive feedback from customers at the recent In-Cosmetics show in Barcelona where we featured some of Ashland's next-generation hair- and skin-care formulations. In the nutrition market, the competitive environment continues to exert pressure on Ashland's sales and volume.

Excluding energy, Industrial Specialties' volume was flat with prior year and currency-adjusted sales declined 1 percent. Energy markets remained soft in the quarter with rig count down 40 percent from October. The construction end market improved in all regions, with particular strength in Asia. Just last week, as part of our ongoing efforts to be an innovation leader in the construction additives market, we introduced our Culminal™. Plus tile adhesive to European customers. This new product was developed to meet demand for increasingly larger tile dimensions and tile weights used in construction. Coatings volumes grew 2 percent, primarily due to the completion in late February of the first phase of expansion at our hydroxyethylcellulose (HEC) facility in Nanjing, China. Currency-adjusted sales to the coatings market grew 1 percent. With the additional capacity in place, as well as the completion of phase 2 of the expansion, we expect to see an acceleration of growth within the coatings market in the second half of the year. Adhesives posted another good quarter with volumes increasing 2 percent. Overall, on a constant-currency basis, Industrial Specialties sales fell 8 percent year over year on a 7 percent decline in volumes. The decline is due primarily to reduced sales into the energy end market.

Outlook

For the fiscal third quarter, we expect continued growth in the high-value-add, higher-margin areas of the business. However, we expect currency, continued weakness in energy markets, and exiting of the redispersible powder (RDP) product line to be headwinds to prior-year sales. In total, we expect ASI's third-quarter sales to be in the range of $600-$620 million. Continued

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™ Trademark, Ashland or its subsidiaries, registered in various countries mix improvement, higher margins and cost discipline should lead to estimated EBITDA margin of 24-24.5 percent.

In terms of currency, the estimates above assume a Euro at $1.08. To help with understanding ASI's currency sensitivity, for every one-cent change in the Euro, revenues and EBITDA are expected to increase or decrease by approximately $4.5 million and $1.2 million, respectively.

Slide 7: Ashland Performance Materials – Adjusted Results Summary

Ashland Performance Materials (APM) Second-Quarter Performance Summary

Good growth in composites volume (+3 percent), combined with lower input and manufacturing costs, helped drive continued margin expansion within APM. EBITDA margin grew 350 basis points, to 15.4 percent. Although overall EBITDA fell 10 percent compared to a year ago, the decline was due to the divestitures of the elastomers division and ASK Chemical joint venture, which together contributed $13 million to EBITDA in the prior year. APM sales declined 5 percent when normalizing for divestitures (-18 percent), currency (-6 percent) and lower butanediol (BDO) pricing (-2 percent). Gross margin expanded 720 basis points, primarily due to positive lag effect from lower input costs.

Composites volumes grew in most major regions of the world with fairly consistent results across each end market. North America remained steady and continues to show moderate, consistent growth. In Europe we've begun to see signs of improvement, particularly in southern Europe where we are well positioned. Volumes in Asia were good once again, with particular strength in India as we are seeing broad-based signs of recovery following the elections. Latin America is the only region where we experienced lower demand. Overall, composites revenues declined 10 percent from the prior year and 4 percent when adjusting for currency.

Intermediates & Solvents (I&S) sales declined 28 percent from prior year on lower volumes, pricing, and currency headwinds. Lower input and manufacturing costs mostly offset lower volumes, price and FX, leading to flat I&S profitability versus prior year. Excess BDO capacity continues to put pressure on prices, and we expect this to continue over the balance of fiscal 2015.

Outlook

For the third quarter, we expect overall APM sales to be roughly flat sequentially. We expect another quarter of mid-single-digit volume growth in composites on a year-over-year basis. However, BDO pricing pressure and raw-material pricing adjustments are expected to more than offset good composites sales.

EBITDA margin is expected to be approximately 6 percent due to the combination of lower BDO pricing, a planned turnaround at one of our I&S plants, and an unplanned shutdown at our other I&S plant. The combined effect of these planned and unplanned shutdowns is currently expected to be a $20 million headwind to EBITDA.

For modeling purposes, the prior-year period included approximately $3 million of equity income from the now-divested ASK joint venture.

Slide 8: Valvoline – Adjusted Results Summary

Valvoline Second-Quarter Performance Summary

Valvoline turned in another strong performance as successful promotions in Do-it-Yourself (DIY), continued growth within Valvoline Instant Oil Change^{SM} (VIOC), and lower raw-material costs led to record segment earnings. Improved mix and margin expansion fueled an 18 percent increase in EBITDA from the year-ago period. Three of Valvoline's four channels to market posted year-over-year volume gains. Successful promotions drove volume growth in the DIY channel, while higher store count and strong same-store sales performance drove growth in VIOC. Volume growth returned to the international channel as distributor destocking began to abate late in the quarter. Solid volume gains were more than offset by currency headwinds (-3 percent), which was the primary driver to the year-over-year decline in sales. Lower input costs provided a tailwind to the quarter, contributing to the 410-basis-point increase to EBITDA margin when compared to the prior year.

At VIOC, same-store sales at company-owned sites grew nearly 7 percent. Across the broader store base, the total number of oil changes increased 7 percent. Average ticket increased 1.3 percent, to nearly $70, driven by a 9 percent increase in premium oil changes. In total, VIOC sales grew 9 percent versus a year ago.

Successful promotions during the period led to a 2 percent volume increase for the DIY channel. Pricing adjustments negatively affected the top line, although margins remained strong due to favorable input costs.

Distributor destocking began to abate late in the quarter and normalized growth within the international channel began to return. Volumes and currency adjusted sales both grew 2 percent from prior year. General softness in the heavy-duty market remained a modest headwind.

Customer destocking during the quarter negatively affected the installer channel, leading to a slight decline versus prior year.

Overall mix continued to improve, with premium-branded lubricant sales volume increasing from 37.1 percent to 40.7 percent.

Outlook

For the fiscal third quarter, we expect volume growth of 1-2 percent, although net sales are expected to decline approximately 3-5 percent from prior year due to currency headwinds and pricing adjustments. Gross margins should decline sequentially by approximately 150 basis points due to pass-through pricing. This, coupled with slightly higher SG&A spend, is expected to lead to EBITDA margin of approximately 20-21 percent.

Slide 9: Fiscal Second Quarter 2015 – Corporate Items

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^{SM} Service mark, Ashland or its subsidiaries, registered in various countries

The adjusted effective tax rate for the quarter was 21.0 percent, lower than our prior expectation. The decrease was driven primarily by discrete items. Ashland's previous guidance of 24-26 percent for the full fiscal year remains unchanged due to uncertainty around geographic income mix and other potential discrete items which could negatively affect the rate in the second half of the year.

Corporate income is expected to be $25-$30 million for the full year, consistent with prior expectations.

Trade working capital ended the quarter at 19.1 percent of sales. Our full-year expectation remains unchanged at approximately 18.5 percent in 2015.

Capital expenditures were $43 million in the quarter, bringing the year-to-date total to $86 million. We continue to expect capital expenditures for the full year to be approximately $275-$300 million.

Ashland generated $4 million in free cash flow during the quarter, bringing the year-to-date total to $10 million. Cash taxes for the first half of the year, due to timing of estimated payments, led to lower free cash flow generation in the first half. However, this is a timing effect, and we continue to expect the full-year cash tax rate to be 22 percent. Second-half cash taxes are expected to be approximately 50 percent below the first half.

As a result of the stronger dollar, which has negatively affected earnings and the value of working capital, we expect free cash flow for fiscal 2015 to be $225-$250 million, down from prior expectations.

Ashland's liquidity position remains very strong. At quarter end, Ashland had approximately $2.1 billion of available liquidity, including slightly more than $900 million in cash. Nearly all of this cash is held outside the U.S.

In January 2015, Ashland entered into a comprehensive settlement agreement related to certain insurance coverage for asbestos bodily injury claims and received $398 million in cash. As a result of the settlement agreement, Ashland recorded an after-tax gain of $120 million within discontinued operations. In addition, Ashland placed $335 million of the settlement funds received into a renewable annual trust restricted for the purpose of paying for ongoing and future litigation defense and claim indemnity costs incurred in conjunction with asbestos claims. Based on current assumptions and our best estimates of the future liability, insurance receivable and rate of return on the assets, we currently expect the funds invested in the trust, along with funds received from future insurance receivables, will fully offset Ashland's asbestos liability claims and defense costs.

Slide 10: Margin Profile Expectations

Halfway through fiscal 2015, Ashland's earnings and EBITDA margin have exceeded management's prior expectations. Despite significant currency headwinds, adjusted EPS in the first half of fiscal 2015 grew 32 percent versus a year ago. EBITDA grew 11 percent. Improved execution across each of Ashland's segments, cost savings from the global restructuring program, and strong margin management have driven better-than-expected results in each of the commercial units. As a result of the strong performance in the first half, management now expects Ashland's EBITDA margin for the full year to exceed 19 percent, up from the previous estimate of approximately 18 percent.

Each of the three commercial units is expected to generate margins above our prior guidance for the year.

ASI's focus on the higher-value-added areas of the market, where underlying growth rates remain healthy, worked well in the first half. Through the first six months, EBITDA margin grew 290 basis points and adjusted operating income rose 17 percent versus a year ago. Looking forward, management now expects ASI's full-year EBITDA margin to be in the range of 23-23.5 percent, up slightly from its prior estimate. The long-term target remains 25-27 percent.

APM's first-half strength was marked by a 5 percent increase in composites volume and lower raw-material costs. Together these contributed to a 25 percent increase in adjusted operating income through the first six months. Looking ahead to the second half of the year, headwinds from rising raw-material costs in some regions, planned turnarounds at I&S (third quarter) and maleic (fourth quarter) plants, an unplanned shutdown at our other I&S plant and lower BDO pricing should more than offset continued growth in composites. As a result, we expect full-year EBITDA margin to be approximately 10 percent, in line with our longer-term margin expectations.

Valvoline posted a very strong first half, as adjusted operating income rose 15 percent versus prior year. Volume growth from upcoming promotions and the start of the summer driving season should help offset the negative effects of additional pricing adjustments. In total, management now expects full-year EBITDA margin to be approximately 20 percent. Longer-term, management expects continued execution against the broader Valvoline strategy and an improved, stable raw material environment to lead to EBITDA margin of 19-20 percent.

End of prepared remarks